UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

WSFS Financial Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

929328102
(CUSIP Number)

R. Ted Weschler c/o Peninsula Capital Advisors, LLC 404B East Main Street Charlottesville, VA 22902 (434) 297-0811
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	929328102

1.	NAME OF REPORTING PERSONS

Peninsula Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

CUSIP No.	929328102

1.	NAME OF REPORTING PERSONS

Peninsula Investment Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

14.	TYPE OF REPORTING PERSON*

PN

*(SEE INSTRUCTIONS)

CUSIP No.	929328102

1.	NAME OF REPORTING PERSONS

R. Ted Weschler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

650,544(1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

650,544(1)

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
650,544 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%

14.	TYPE OF REPORTING PERSON*

IN, HC

*(SEE INSTRUCTIONS)

(1)  Includes a warrant to purchase 129,310 shares of Common Stock at an exercise price of $29.00 per share.

CUSIP No.	929328102

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Common Stock") of WSFS Financial Corporation, a Delaware corporation (the "Issuer").  The principal executive office and mailing address of the Issuer is 500 Delaware Avenue, Wilmington, Delaware 19801.

Item 2.	Identity and Background.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED WITH THE COMMISSION ON SEPTEMBER 24, 2009.

Item 3.	Source and Amount of Funds or Other Consideration.

No borrowed funds were used to purchase the 521,234 shares of Common Stock or the warrant to purchase 129,310 shares of Common Stock other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED WITH THE COMMISSION ON SEPTEMBER 24, 2009.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
According to the Issuer, there were 8,612,876 shares of Common Stock issued and outstanding as of November 2, 2011, which is not adjusted for the warrant held by Mr. Weschler.  Based on such information the Reporting Persons report beneficial ownership of the following Shares:

Peninsula Capital Advisors, LLC (the "Investment Manager") reports beneficial ownership of 0 shares of the Common Stock, representing 0% of the Common Stock outstanding.

The Investment Manager has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 0 shares of Common Stock.

Peninsula Investment Partners, L.P. (the "Partnership") reports beneficial ownership of 0 shares of Common Stock, representing 0% of the Common Stock outstanding.

The Partnership has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 0 shares of Common Stock.

Mr. Weschler reports beneficial ownership of 650,544 shares of the Common Stock, representing 7.4% of the Common Stock outstanding.

Mr. Weschler has the sole power to vote or direct the vote of 650,544 shares of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has sole power to dispose or direct the disposition of 650,544 shares of Common Stock; and has shared power to dispose or direct the disposition of 0 shares of Common Stock.

(c)
On December 12, 2012 and December 15, 2012, 1,500,000 shares of Common Stock and a warrant to purchase 129,310 shares of Common Stock were distributed in-kind from the Partnership.  The securities distributed to the Partnership's general partner were then distributed to Mr. Weschler.  Other than the foregoing, there were no transactions in the Common Stock during the past 60 days by the Reporting Persons.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D/A.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED WITH THE COMMISSION ON SEPTEMBER 24, 2009.

Item 7.	Material to be Filed as Exhibits.

A.	Joint Acquisition Statement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2011

PENINSULA CAPITAL ADVISORS, LLC By: /s/ R. Ted Weschler Name: R. Ted Weschler Title: Managing Member
PENINSULA INVESTMENT PARTNERS, L.P. By: Peninsula Capital Appreciation, LLC General Partner By: /s/ R. Ted Weschler Name: R. Ted Weschler Title: Managing Member
/s/ R. Ted Weschler Name: R. Ted Weschler

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Acquisition Statement
Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  December 19, 2011

PENINSULA CAPITAL ADVISORS, LLC By: /s/ R. Ted Weschler Name: R. Ted Weschler Title: Managing Member
PENINSULA INVESTMENT PARTNERS, L.P. By: Peninsula Capital Appreciation, LLC General Partner By: /s/ R. Ted Weschler Name: R. Ted Weschler Title: Managing Member
/s/ R. Ted Weschler Name: R. Ted Weschler

SK 03038 0001 1250812